

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2018

James M. DeMesa
Chief Executive Officer
Emerald Health Pharmaceuticals Inc.
5820 Nancy Ridge Drive
San Diego, California 92121

> **Re: Emerald Health Pharmaceuticals Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted January 29, 2018**
> **CIK No. 0001700800**

Dear Dr. DeMesa:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A submitted January 29, 2018

Part II - Offering Circular
Risk Factors, page 5

1. Please add risk factor discussion of federal law relating to CBD and CBG, including the status of CBD and CBG under federal law and any material risks or uncertainties that exist following the rescission of the August 29, 2013 memorandum by James Cole, Deputy Attorney General. Please add similar disclosure in your Business section where you discuss applicable regulations.

We have a significant stockholder..., page 20

2.   We note your disclosure that EHS will own approximately 45% of your common stock
        after the offering assuming all of the shares offered are sold. Please expand your
        disclosure to state that EHS will continue to be a controlling stockholder if you sell 80%
        or less of your offered shares, and the impact to other stockholders of this controlling
        interest. Please also revise your Summary to disclose the identity of your majority
        stockholder and discuss its control and influence in the company.

Use of Proceeds, page 24

3.   Please revise your disclosure to state whether any of the proceeds will be used
        to compensate or otherwise make payments to your officers or directors. Refer
        to Instruction 2 to Item 6 of Part II of the Form 1-A.

Business, page 29

4.   We note statements throughout this section that preclinical studies showed or
        demonstrated efficacy and that they indicate a "good safety profile with low toxicity at
        doses much higher than therapeutic doses." As efficacy and safety determinations are
        solely within the FDA´s authority, please remove such statements from your prospectus.

5.   We note your statement on page 32 that EHP-101 "achieves therapeutic plasma levels at
        anticipated therapeutic doses." Please explain the specifics of the study that resulted in
        this conclusion (ex: number of participants, dosing levels, endpoints, etc.) including what
        you consider "therapeutic plasma levels." Please provide similar disclosure where you
        report similar conclusions from other studies, such as your disclosure on page 37 that
        EHP-102 improves clinical symptoms and recovers movement parameters.

Directors, Executive Officers &Corporate Governance, page 41

6.   To the extent not already provided, please give a brief account of the business experience
        during the past five years of each director and officer, including principal occupations and
        employment during that period and the name of any organization in which such
        occupations and employment were held. See Item 10(c) of Part II of Form 1-A.

Executive Compensation , page 44

7.   The executive compensation table presented on page 44 appears to be the proposed
        compensation for officers and directors to be made in the future. Please also provide a
        table that provides compensation information during your last completed fiscal year. See
        Item 11(a) of Part II of Form 1-A.

　　　You may contact Christine Torney at 202-551-3652 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any other questions.


Division of Corporation Finance
Office of Healthcare & Insurance


cc: Shai Kalansky - Morrison &Foerster LLP